

June 18, 2013

<u>Via E-mail</u>
Mr. Robert Krolik
Chief Financial Officer
706 Mission Street, 7th Floor
San Francisco, CA 94103

      Re: Yelp Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 27, 2013
              Form 10-Q for the Quarterly Period Ended March 31, 2013
              Filed May 3, 2013
              File No. 001-35444

Dear Mr. Krolik:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

Results of Operations, page 44

1.   Please disclose and tell us why you do not discuss the period-to-period changes in your revenues from your personal computer and mobile platforms. We note that your mobile platform accounted for a significant portion of all searches on your platform and you expect the mobile platform usage to continue to grow.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Local Adveristing

2.   Please tell us whether the purchase price of the advertising plan depends on the number of advertising placements on the personal computer (website) and/or mobile platforms (app and/or website). In addition, tell us if such plan stipulates how and when the volume of advertising should be delivered including the delivery through the personal computer and/or mobile platforms.

Brand Advertising

3.   Please tell us whether the purchase price of the fixed-price brand sponsorship depends on the number of advertising placements on the personal computer (website) and/or mobile platforms (app and/or website). In addition, tell us if such sponsorship stipulates how and when the volume of advertising should be delivered including the delivery through the personal computer and/or mobile platforms.

Acquisition, page F-13

Goodwill And Intangible Assets, page F-15

4.   We note that the Company acquired Qype during fiscal year 2012 and recorded goodwill of $48 million as a result of such acquisition. You disclosed in the financial statements that "*the goodwill result from the Company's opportunity to expand its geographic footprint in Europe, the future revenue opportunities that the Company expects to achieve from leveraging Qype's content to attract more traffic and users*." We also note that you assigned approximately $3.3 million and $2 million to the content and advertiser

relationships, respectively. Please tell us, in detail, how you determined the fair values of content and advertiser relationship intangible assets. In your response, please tell us the following:

- The assumptions and estimates used to determine the fair value of the content and advertiser relationships;
- How you considered and determined the future economic returns expected from such assets including the analysis of future trends; and
- You used the same assumptions and estimates when deciding whether $47.6 million was a reasonable price for the Qype acquisition.

Note 15. Information About Revenue and Geographic Areas, page F-25

5.   Refer to your long-lived assets disclosure. Please exclude the intangible assets, including goodwill, amount from the disclosure pursuant to ASC 280-10-55-23.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Note 1. Basis of Presentation, page 5

6.   We note that all your adjustments consisted "primarily of normal recurring adjustments." For adjustments that were not normal and recurring, please describe the nature and amount of such adjustments in detail. Refer to Rule 10-01(b)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director